UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of April 2026

Commission File No.: 001-40359

Uranium Royalty Corp.

(Translation of registrant’s name into English)

Suite 1830, 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.11 contained in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10, as amended (Registration No. 333-288789) of Uranium Royalty Corp. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uranium Royalty Corp.

Date: April 28, 2026	By:	/s/ Andrew Marshall
	Name:	Andrew Marshall
	Title:	Chief Financial Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated April 27, 2026
99.2*	Arrangement Agreement, dated April 16, 2026
99.3*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Uranium Energy Corp.
99.4*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Donna Wichers
99.5*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Amir Adnani
99.6*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Neil Gregson
99.7*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Darcy Hirsekorn
99.8*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Andy Marshall
99.9*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Scott Melbye
99.10*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Vina Patel
99.11*	Voting and Support Agreement, dated April 16, 2026, by and between the Sweetwater Investors and Ken Robertson
99.12	Notice of Meeting and Record Date

*	Portions of these documents have been omitted pursuant to Item 601(b)(10) of Regulation S-K because they are both (i) not material and (ii) contain the type of information that the Company customarily and actually treats as private and confidential.